

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2020

William G. Fontenot
President and Chief Executive Officer
Cleco Corporate Holdings LLC
2030 Donahue Ferry Road
Pineville, LA 71360-5226

> **Re: Cleco Corporate Holdings LLC**
> **Registration Statement on Form S-4**
> **Filed May 28, 2020**
> **File No. 333-238743**

Dear Mr. Fontenot:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin, Attorney Advisor, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:  Tim Taylor